40-33

SEWARD & KISSEL LLP
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Branch 22
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03044099

December 19, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a complaint filed derivatively on behalf of Alliance Capital Management Holding, L.P., an affiliated party of the AllianceBernstein Mutual Funds (the "Funds"), in the United States District Court for the District of New Jersey on November 20, 3003 by Camille Logue against Alliance Capital Management Holding, L.P. and certain other affiliated parties listed in Appendix A. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

APPENDIX A

Name	CIK No.	Registration No.	IARD No.
AXA Financial, Inc.	0000880002	001-11166	N/A
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management Holding L.P.	0000825313	001-09818	106998
Alliance Capital Management L.P.	N/A	801-56720	108477
Gerald Malone, Portfolio Manager	N/A	N/A	N/A
Equitable Life Assurance Society of the United States	N/A	N/A	N/A

00250.0073 #451571

(1)

SQUITIERI & FEARON, LLP
Olimpio Lee Squitieri (OLS-1684)
One Gateway Center
Suite 2500
Newark, New Jersey 07102
Tel: 201-445-8595

Counsel for Plaintiff
[additional counsel appear on signature page]

FILED
11-20-03
AT 8:30 .... M
WILLIAM T. WALSH
CLERK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

CAMILLE LOGUE, Derivatively on Behalf of ALLIANCE CAPITAL MANAGEMENT HOLDING, LP

Plaintiff,

v.

BRUCE W. CALVERT, DONALD H. BRYDON, JOHN D. CARIFA, HENRI DeCASTRIES, CHRISTOPHER M. CONDRON, DENIS DUVERNE, RICHARD S. DZIADZIO, ALFRED HARRISON, ROGER HERTOG, BENJAMIN D. HOLLOWAY, W. EDWIN JARMAIN, PETER D. NORIS, LEWIS A. SANDERS, FRANK SAVAGE, LORIE A. SLUTSKY, PETER J. TOBIN, STANLEY B. TULIN, DAVID H. WILLIAMS, ALLIANCE CAPITAL MANAGEMENT, LP, ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL, INC., AXA, SA, EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, GERALD MALONE, CHARLES SCHAFFRAN EDWARD J. STERN, CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD, AND JOHN DOES 1-100

CIVIL ACTION
NO. 03cv5500 (FSH)

(Shareholder Derivative Action)

JURY TRIAL DEMANDED

Defendants,

and

ALLIANCE CAPITAL MANAGEMENT HOLDING, LP

Nominal Defendant.

VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FOR CONTRIBUTION UNDER THE FEDERAL SECURITIES LAWS

DERIVATIVE COMPLAINT

Plaintiff, by her undersigned attorneys, on personal knowledge as to herself and her acts and on information and belief as to all other matters, based upon an investigation by plaintiff's counsel, alleges as follows:

INTRODUCTION

1. This is a derivative action brought on behalf of Alliance Capital Management Holding, LP (hereinafter, "Alliance" or the "Company") to recover for damages caused to the Company by breach of fiduciary duties owed to the Company and its unitholders, as alleged herein, and for contribution under the federal securities laws.

2. As detailed herein, the Fiduciary Defendants (as defined below) failed to act in good faith and with due care to ensure that Alliance had in place an adequately designed and functioning system of legal and regulatory compliance. As a result, essential Company subsidiaries engaged in activities with customers which violated state and federal rules and regulations thereby exposing the Company to a series of ongoing federal and state investigations, and civil litigations.

3. As a direct result of the Fiduciary Defendants' intentional and reckless breach of their fiduciary duties of good faith and due care, Alliance has been severely damaged. Furthermore, as a result of the conduct and events alleged herein, the Company has been named as a joint tortfeasor defendant under the federal securities laws in numerous federal securities class action lawsuits, and is accordingly entitled, under federal law, to contribution from other actual and potential joint tortfeasor defendants in such lawsuits.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to 28 U. S. §§ 1331 and 1367.

5. Venue is proper in this judicial district pursuant to 28 U. S. C. §1391 because certain of the alleged improper transactions took place with parties located within this district and thus, many of the acts alleged and complained of herein occurred in this district.

PARTIES

6. Plaintiff Camille Logue is currently, and has been at all relevant times the owner of Alliance Holdings Units.

7. The Nominal Defendant Alliance is a Delaware limited partnership with its headquarters at located at 1345 Avenue of the Americas, New York, New York. Alliance Holding Units, which represent beneficial ownership of limited partnership interests in Alliance, are publicly traded on the New York Stock Exchange under the symbol AC. Alliance is in essence a holding company which is a registered investment advisor under the Investment Advisors Act of 1940. Alliance has 30% ownership of Alliance Capital Management, LP ("Alliance Capital").

8. Alliance Capital is a Delaware limited partnership (not publicly traded, however) registered as an investment adviser under the Investment Advisors Act of 1940 and is one of the largest investment managers in the United States. AXA, AXA Financial, Equitable and certain subsidiaries of Equitable own approximately 55% of Alliance Capital. In October 2000, Alliance Capital acquired the business and assets of Sanford C. Bernstein Inc. ("Bernstein" or "SCB"). Alliance Capital provides diversified investment management and related services globally to a broad range of clients including (a) institutional investors, consisting of unaffiliated entities such as corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments and affiliates such as AXA and its insurance company subsidiaries, by means of separate accounts, sub-advisory relationships resulting from the efforts of the institutional marketing department, structured products, group trusts, mutual funds, and investment vehicles sold exclusively to institutional investors and high net-worth individuals (b) private clients, consisting of high net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, by means of separate accounts, hedge funds, and certain other vehicles, (c) individual investors by means of retail mutual funds sponsored by Alliance Capital, its subsidiaries and affiliated joint venture companies including cash management products such as money market funds and deposit accounts and sub-advisory relationships in respect of mutual funds sponsored by third parties resulting from the efforts of the mutual fund marketing department ("Alliance Mutual Funds") and "managed account" products, and (d) institutional investors desiring institutional research services by means of in-depth research, portfolio strategy, trading and brokerage-related services. Alliance Capital and its subsidiaries

provide investment management, distribution and shareholder and administrative services to the Alliance Mutual Funds. These funds include, but are not limited to:

> AllianceBernstein Technology Fund, AllianceBernstein Growth & Income Fund, AllianceBernstein Health Care Fund, AllianceBernstein Disciplined Value Fund, AllianceBernstein Mid-Cap Growth, AllianceBernstein Real Estate Investment Fund, AllianceBernstein Growth Fund, AllianceBernstein Select Investor Series Biotechnology Portfolio, AllianceBernstein Small CAP VALUE Fund, AllianceBernstein Premier Growth Fund, AllianceBernstein Select Investor Series Technology Portfolio, AllianceBernstein Value Fund, AllianceBernstein Quasar Fund, AllianceBernstein Select Investor Series Premier Portfolio, AllianceBernstein Utility Income Fund, AllianceBernstein Balanced Shares, AllianceBernstein Disciplined Value Fund, AllianceBernstein Global Value Fund, AllianceBernstein International Value Fund, AllianceBernstein International Value Fund, AllianceBernstein Real Estate Investment Fund, AllianceBernstein Small Cap Value Fund, AllianceBernstein Utility Income Fund, AllianceBernstein Value Fund, AllianceBernstein U.S. Large Cap Portfolio, Global & International Stock Funds, AllianceBernstein All-Asia Investment Fund, AllianceBernstein Global Value Fund, AllianceBernstein Greater China '97 Fund, AllianceBernstein International Premier Growth Fund, AllianceBernstein International Value Fund, AllianceBernstein Global Small Cap Fund, AllianceBernstein New Europe Fund, AllianceBernstein Worldwide Privatization Fund, AllianceBernstein Select Investor Series Biotechnology Portfolio, AllianceBernstein Select Investor Series Premier Portfolio, AllianceBernstein Select Investor Series Technology Portfolio, AllianceBernstein Americas Government Income Trust, AllianceBernstein Bond Fund Corporate Bond Portfolio, AllianceBernstein Bond Fund Quality Bond Portfolio, AllianceBernstein Bond Fund U.S. Government Portfolio, AllianceBernstein Emerging Market Debt Fund, AllianceBernstein Global Strategic Income Trust, AllianceBernstein High Yield Fund, AllianceBernstein Multi-Market Strategy Trust, AllianceBernstein Short Duration, AllianceBernstein Intermediate California Muni Portfolio, AllianceBernstein Intermediate Diversified Muni Portfolio, AllianceBernstein Intermediate New York Muni Portfolio, AllianceBernstein Muni Income Fund National Portfolio, AllianceBernstein Muni Income Fund Arizona Portfolio, AllianceBernstein Muni Income Fund California Portfolio, AllianceBernstein Muni Income Fund Insured California Portfolio, AllianceBernstein Muni Income Fund Insured National Portfolio, AllianceBernstein Muni Income Fund Florida Portfolio, AllianceBernstein Muni Income Fund Massachusetts Portfolio, AllianceBernstein Muni Income Fund Michigan Portfolio, AllianceBernstein Muni Income Fund Minnesota Portfolio, AllianceBernstein Muni Income Fund New Jersey Portfolio, AllianceBernstein Muni Income Fund New York Portfolio, AllianceBernstein Muni Income Fund Ohio Portfolio, AllianceBernstein

Muni Income Fund Pennsylvania Portfolio, and AllianceBernstein Muni Income Fund.

Alliance Capital provides a broad offering of investment products, global in scope, with expertise in both growth and value oriented strategies, the two predominant equity investment styles, coupled with a fixed income capability in both taxable and tax exempt securities.

9. Defendant AXA Financial Inc. ("AXA Financial"), a unit of Europe's second largest insurer, AXA, SA, is an international financial services organization which provides financial advisory insurance and investment management products and services worldwide. AXA Financial is a Delaware corporation and maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10104. AXA Financial controls Alliance Capital Management by virtue of its general partnership interests through Alliance Capital Management Corporation ("ACMC") and its 55.7 percent economic interest in Alliance Capital as of March 31, 2003.

10. Defendant AXA, SA is a holding company organized under the laws of France and engaged in the insurance and financial services industries through its subsidiary companies.

11. Defendant Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital and a portfolio manager of several Alliance Bernstein Funds, including the AllianceBernstein Technology Fund, and Alliance hedge funds, and was an active participant in the unlawful scheme alleged herein.

12. Defendant Charles Schaffran was at all relevant times a marketing executive at Alliance Capital, who sold Alliance hedge funds to investors, and was an active participant in the unlawful scheme alleged herein.

13. Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

14. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company, with offices at 400 Plaza Drive, Secaucus, New Jersey.

15. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company.

16. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd.

17. Defendant Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC, and Stern are collectively referred to herein as the "Canary Defendants."

18. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants in the widespread unlawful conduct alleged herein, whose identities have yet to be ascertained. Included amongst the John Doe defendants are certain Alliance hedge funds that have been referenced in news articles in connection with the misconduct alleged herein and have yet to be identified. Such defendants were secretly permitted to engage in improper late trading and timing at the expense of ordinary AllianceBernstein Funds investors, in exchange for which these John Doe defendants provided remuneration to Alliance Capital. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

19. Defendant Alliance Capital Management Corporation ("ACMC") is the general partner of both Alliance and Alliance Capital, and is a wholly-owned subsidiary of Defendant

Equitable Life Assurance Society of the United States ("Equitable"), which in turn is an indirect wholly-owned subsidiary of defendant AXA Financial, which in turn is a wholly-owned subsidiary of defendant AXA, SA.

20. At all relevant times, each of the following individuals served as a member of the Board of Directors of defendant ACMC during the period of the wrongdoing alleged herein:

(a) Director Defendant Bruce W. Calvert ("Calvert"), a citizen of the state of Connecticut, has served as a director of the ACMC since 1992 and as Chairman of the Board of Directors since 2001 and Chief Executive Officer from 1999 until June 2003. Calvert has been with ACMC since 1973, first as an equity portfolio manager;

(b) Director Defendant Donald H. Brydon ("Brydon"), resides outside the United States, has been a director on the Board of ACMC since 1997. He is Chairman and former Chief Executive Officer of AXA Investment Managers, a parent of ACMC and Alliance Capital;

(c) Director Defendant John D. Carifa ("Carifa"), a citizen of the state of New York, was a director on the Board of ACMC since 1992 and Chief Operating Officer and President from 1993 until his resignation on November 11, 2003. He was Chief Financial Officer from 1973-1994. He was Chief Executive Officer of Alliance Capital's Mutual Funds Division and was Chairman and Director of the majority of Alliance Capital's Mutual Fund Boards;

(d) Director Defendant Henri DeCastries ("DeCastries"), resides outside the United States, has been a director on the Board of ACMC since 1993. Since 2000, DeCastries has been Chairman of the Management Board of AXA. Since 1998 he has been Chairman of AXA Financial. He is also a director and officer of various subsidiaries and affiliates of AXA, AXA Financial and Equitable;

(e) Director Defendant Christopher Condron ("Condron"), resides outside the United States, has been a director on the Board of ACMC since 2001. Condron also serves as a Director, President and Chief Executive Officer of AXA Financial, Chairman of the Board and Chief Executive Officer of Equitable, and a member of the Management Board of AXA;

(f) Director Defendant Denis Duverne ("Duverne"), resides outside the United States, has been a director on the Board of ACMC since 1996. Duverne also serves as Group Executive Vice President Finance, Control and Strategy of AXA as well as a Director of Equitable and various other subsidiaries and affiliates of the AXA Group;

(g) Directior Defendant Richard Dziadzio ("Dziadzio"), a citizen of the state of New York, has been a director on the Board of ACMC since 2001. Dziadzio also serves as Senior Vice President of AXA. He joined AXA in 1994 and has had various responsibilities in the realm of AXA's asset management, corporate finance and insurance businesses;

(h) Director Defendant Alfred Harrison ("Harrison"), a citizen of the state of Minnesota, has been a director on the Board of ACMC since 1992. He is in charge of Alliance Capital's Minneapolis office and is a Senior Portfolio Manager;

(i) Director Defendant Roger Hertog ("Hertog"), a citizen of the state of New York, was elected Director and Vice Chairman of ACMC in 2000. Prior thereto, he was President and Chief Operating Officer of Bernstein which he joined as a research analyst in 1968. Mr. Hertog is a Director and President of SCB Inc.;

(j) Director Defendant Benjamin D. Holloway ("Holloway"), a citizen of the state of New York, has been a director on the Board of ACMC since 1987. From September 1988 until his retirement in March 1990, Mr. Holloway was a Vice Chairman of Equitable. He served as an Executive Vice President of Equitable from 1979 until 1988. Prior to his retirement he served as a Director and Officer of various Equitable subsidiaries.;

(k) Director Defendant W. Edwin Jarmain ("Jarmain"), resides outside the United States, has been a director on the Board of ACMC since 2000. Mr. Jarmain has been a Director of AXA Financial and Equitable since July 1992 and a Director of several other companies affiliated with Equitable;

(l) Director Defendant Peter D. Noris ("Noris"), a citizen of the state of New York, has been a director on the Board of ACMC since 1995. Since 1995 Mr. Noris has been Executive Vice President and Chief Investment Officer of AXA Financial and Equitable;

(m) Director Defendant Lewis A. Sanders ("Sanders"), a citizen of the state of New York, has been a director on the Board of ACMC since 2000. He was named Chief Executive Officer of ACMC effective June 30, 2003. Mr. Sanders has been Director, Vice Chairman and Chief Investment Officer of Alliance Capital since October 2, 2000. Prior thereto, he served as Chairman and Chief Executive Officer of Bernstein, which he joined in 1968 as a research analyst. Mr. Sanders is a Director, Chairman and Chief Executive Officer of SCB Inc.;

(n) Director Defendant Frank Savage ("Savage"), a citizen of the state of New York, has been a director on the Board of ACMC since 1993. He served as Chairman of Alliance Capital Management International, a division of Alliance Capital, from May 1994 until July 31, 2001;

(o) Director Defendant Lorie Slutsky ("Slutsky"), a citizen of the state of New York, has been a director on the Board of ACMC since 2002;

(p) Director Defendant Peter J. Tobin ("Tobin"), a citizen of the state of New York, has been a director on the Board of ACMC since 2000. He has been a Director of AXA Financial since March 1999;

(q) Director Defendant Stanley B. Tulin ("Tulin"), a citizen of the state of New York, has been a director on the Board of ACMC since 1997. He is Vice Chairman and Chief Financial Officer of AXA Financial and Director, Vice Chairman and Chief Financial Officer of Equitable. In addition to his current responsibilities at AXA Financial, Mr. Tulin has responsibility for Group financial communication, relations with rating agencies and consolidated risk assessment. Since December 2000, he has also been Executive Vice President of AXA and a member of its Executive Committee; and

(r) Director Defendant David H. Williams ("Williams"), a citizen of the state of New York, has been a director on the Board of ACMC since 2001. Mr. Williams joined ACMC in 1977 and was Chairman of the Board until May 1, 2001 when he became Chairman Emeritus. He served as a Director of Equitable from March 1991 until April 2001 an served as a Director of AXA Financial from May 1992 until April 2001. He served as a Senior Executive Vice President of AXA from January 1997 through January 2000. Until May 1, 2001, Williams' wife was a Director of ACMC, and an employee of Alliance Capital. She continues to be a Director of two Alliance Mutual Funds.

21. ACMC has an Audit Committee composed of Messrs Holloway, Jarmain, and Tobin which reports to the Board of Directors with respect to the selection and terms of engagement of the independent auditors of Alliance Capital and Alliance Holding and with respect to certain other matters. The Audit Committee also reviews various matters relating to the

accounting and auditing policies and procedure of Alliance Capital and Alliance Holding. ACMC also has a Board Compensation Committee composed of Messrs. Calvert, Condron and Holloway and Ms. Slutsky which is responsible for compensation and compensation related matters, including, but not limited to, responsibility and authority for determining bonuses, contributions and awards under most employee incentive plans or arrangements, amending or terminating such plans or arrangements or any welfare benefit plan or arrangement or adopting any new incentive, fringe benefit or welfare benefit plan or arrangement.

22. Each of the Director Defendants served as a member of the Board of Directors of ACMC during the period of the wrongdoing alleged herein.

23. The Company, as a Delaware limited partnership, is managed by its general partner, defendant ACMC. Under Delaware law, ACMC, as general partner, owes the Company and its unitholders fiduciary duties of loyalty, good faith and care. Additionally, under Delaware law, each member of ACMC's board of directors, as directors of the Company's corporate general partner, owes the Company and its unitholders fiduciary duties of loyalty, good faith and due care. Finally,

each controlling shareholder of ACMC, including Equitable, AXA Financial, and AXA, pursuant to Delaware law owe to the Company and its unitholders fiduciary dutiies of loyalty, good faith and due care. ACMC, Equitable, AXA Financial and AXA, together with the Director Defendants named above, are referred to herein as the Fiduciary Defendants.

FIDUCIARY DEFENDANTS' DUTIES TO ALLIANCE AND ITS UNITHOLDERS

24. Each of the Fiduciary Defendants owed Alliance and its unitholders fiduciary duties including the duties of care, good faith and loyalty which require that he/she/it act on an informed basis and exercise care in performing his/her/its duties.

25. To discharge their legal duties, the Fiduciary Defendants, inter alia, were required to exercise reasonable and prudent supervision over, and keep themselves informed of Alliance's senior management, policies, practices, controls and financial affairs which included, inter alia, taking necessary steps to ensure that adequate policies and reporting systems existed at Alliance and functioned properly to ensure that relevant federal government rules and regulations under which Alliance and its subsidiaries operated were followed, that in order to prevent the engaging in of late trading, illegal trading, and other trading violations by Alliance and its subsidiaries, and to prevent the falsification, alteration and destruction of books and records that the Company is required by law to create, maintain and preserve.

26. Because of their membership on the ACMC Board, their involvement with AXA, AXA Financial, Equitable, Alliance Capital and /or SCB, Inc. and/or senior executive and managerial positions with Alliance and/or its related companies, the Director Defendants, pursuant to Delaware law, owed the Company and its stockholders fiduciary obligations of candor, fidelity, trust, and loyalty, and are and were required to use their ability to control and direct Alliance in a fair, just, and equitable manner, as well as to act in furtherance of the best interests of Alliance and its stockholders. In addition, while they occupied their directorships, Director Defendants owed Alliance the fiduciary duty to exercise due care and diligence in the management and

administration of the affairs of the Company, and in the use and preservation of its property and assets.

27. To discharge the aforesaid duties under Delaware law, the Fiduciary Defendants were required to exercise reasonable and prudent supervision over management and the policies, practices, controls, and financial affairs of the Company pursuant to their fiduciary obligations to use the same care and diligence as would an ordinary prudent person in a like position. Specifically, the Fiduciary Defendants were required, among other things:

(a) to, in good faith, manage, conduct, supervise, and direct the business and affairs of Alliance carefully and prudently, and in accordance with the laws of Delaware, the laws of the United States, and the Company's own charter and by-laws;

(b) to neither violate nor intentionally or recklessly permit any officer, director, or employee of Alliance to violate applicable federal and state laws, rules and regulations, or any Company rule or regulation;

(c) to ensure Alliance has in place reasonable and effective systems and controls regarding critical business functions;

(d) to remain informed as to the status of Alliance operations, and, upon receipt of notice or information of imprudent, illegal, or unsound practices, to make a reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices, and make such disclosures as are necessary to comply with federal and state laws;

(e) to exercise reasonable control and supervision over the Company's public statements to the securities markets by Alliance's officers and employees;

(f) to supervise the preparation, filing, and/or dissemination of any Securities and Exchange Commission ("SEC") filings, press releases, audits, reports, or other information required by law, to examine and evaluate any audits or other financial information concerning the financial condition of Alliance, and to cause Alliance to obey and comply with and not violate the federal or state securities laws; and

(g) to maintain and implement an adequate system of controls and information systems, such that no officer, director, or employee of the Company would make false statements about Alliance to the securities markets.

28. The Fiduciary Defendants had access to internal corporate documents and had conversations and connections with corporate officers and employees and received reports and other information in connection with their duties.

29. The Fiduciary Defendants' conduct, as detailed more fully herein, involves a knowing, culpable, and/or reckless violation of their obligations as fiduciaries of Alliance, an absence of good faith on their part, and a blatant disregard for their duties to the Company and its unitholders which the Fiduciary Defendants knew or recklessly disregarded created a substantial risk of economic and reputational injury to the Company.

30. One of the most important duties of the general partner (and of those controlling it, including its directors and direct and indirect controlling shareholders) of the Company is to ensure that it has in place adequate systems of internal control to ensure its compliance, across all business unit and operating segments, with all applicable laws, regulations, and standards of conduct. The Fiduciary Defendants are aware of this critical function.

31. The importance of legal and regulatory compliance is spelled out in the Company's Annual Report on Form 10-K, a comprehensive disclosure reviewed by the ACMC Board each year before its public dissemination and signed by the Director Defendants. Alliance's latest 10-K states that:

> Alliance Capital, Alliance Holding, and Alliance are investment advisers registered under the Investment Advisers Act. Each U.S. Fund is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act and the shares of most U.S. Funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. Funds offered only to residents of a particular state.
>
> The relationships of AXA and its subsidiaries, including Equitable and its insurance company subsidiary, with Alliance Capital are subject to applicable provisions of the New York Insurance Law and regulations. Certain of the investment advisory agreements and ancillary administrative service agreements are subject to either approval or disapproval by the New York Superintendent of Insurance within a prescribed notice period. Under the New York Insurance Law and regulations, the terms of these agreements are to be fair and equitable, charges or fees for services performed are to be reasonable, and certain other standards must be met. Fees must be determined either with reference to fees charged to other clients for similar services, or, in certain cases, which include the ancillary service agreements, based on cost reimbursement.
>
> Alliance Capital's asset under management and revenues derived from the general accounts of Equitable and its insurance company subsidiary are directly affected by the investment policies for the general accounts. Among the numerous factors influencing general account investment policies are regulatory factors, such as (i) laws and regulations that require diversification of the investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed maturities, equity real estate and equity interests, (ii) statutory investment valuation reserves, and (iii) risk-based capital guidelines for life insurance companies approved by the National Association of Insurance Commissioners.

DEMAND FUTILITY

32. Plaintiff brings this action derivatively in the right and for the benefit of Alliance to redress injuries suffered and to be suffered by Alliance as a direct result of the Fiduciary Defendants' breaches of fiduciary duty alleged herein. Plaintiff will adequately and fairly represent the interests of Alliance and its unitholders in enforcing and prosecuting their rights and has retained counsel who are competent and experienced in litigating derivative actions.

33. Plaintiff has not made demand upon the general partner (ACMC) of the Company or upon the present Board of Directors of ACMC to bring this action because such demand would be futile given the facts as alleged herein. Demand is excused because this Complaint alleges with particularity that ACMC and a majority of the members of the board of ACMC intentionally or recklessly failed to implement safeguards to ensure that the Company had in place adequate systems of control and compliance to detect and prevent violations of applicable laws, regulations and standards of conduct. This misconduct was so egregious on its face that it could not have been the product of the valid exercise of business judgment. As a result, ACMC and the members of its Board face a substantial likelihood of liability in connection with their intentional and reckless failures to ensure that the Company maintained adequate control over legal and regulatory compliance.

34. In particular, despite the Director Defendants' knowledge of (i) intense regulation of Alliance's lines of business, (ii) the importance of monitoring changes in applicable laws, regulations and rules of conduct, (iii) the trend toward stricter regulatory enforcement in the United States in recent years, (iv) the significant risk of financial and reputational harm to the

Company posed by non-compliance and the absence of an adequate prophylactic compliance program, they failed to ensure that such a system was in place and was effective.

35. The wrongful acts and omissions at issue constitute violations of law resulting from the Fiduciary Defendants' bad faith, unconsidered inattention to their duty to manage the business and affairs of the Company and ensure its compliance with applicable legal and regulatory requirements. Such conduct is thus not subject to the protection of the business judgment rule, nor are the Fiduciary Defendants protected from personal liability for such bad faith misconduct by virtue of any valid exculpatory provision in the Company's limited partnership agreement..

36. To the extent that ACMC or the Company presently maintains or previously maintained officers' and directors' liability insurance coverage, that insurance would be the primary or principal source of any recovery against the Director Defendants, and would be rendered void if the Company commenced proceedings against the Director Defendants, as these policies uniformly contain provisions which void coverage if the Company brings suit in its own name.

37. Additionally, ACMC and all of its directors, most of whom are also directors and officers of related entities AXA, AXA Financial, Equitable and/or SCB & Co. and received substantial financial benefits from those positions, are beholden to Equitable, AXA Financial and AXA for their positions and the benefits and emoluments thereof, which would be seriously jeopardized if they brought this action against themselves, and against Equitable, AXA Financial, AXA, and related defendants.

38. The directors receive payments, benefits and other emoluments by virtue of their membership on the ACMC board and their control of the Company. They have thus benefitted

from the wrongdoing alleged herein and have engaged in such conduct to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action.

39. Accordingly, ACMC and each Director Defendant would be adversely affected if an action were brought against him or her, making it highly unlikely that ACMC or such directors would prosecute this action against themselves, their friends, fellow directors, and the controlling shareholders of ACMC. Therefore, neither ACMC, as general partner of the Company, nor the Board of ACMC could be properly responsive to a pre-suit demand.

BACKGROUND

40. According to press reports and public filings by the Company, Alliance, Alliance Capital, and the mutual funds managed by Alliance Capital have been implicated in ongoing federal and state investigations of abusive trading practices known as market timing and late trading of mutual fund securities. Like all other mutual funds, the shares of mutual funds managed by Alliance are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

41. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares after 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

42. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

43. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the

NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

44. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

45. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

46. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would

be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

47. These abusive trading practices, and the involvement of many mutual fund investment advisers and related entities in such practices, first came to wide public attention in September 2003, with the announcement of the settlement of a state regulatory action in New York by Defendant Edward Stern and companies controlled by him. One of these companies is Canary Capital Partners, LLC ("Canary"), a limited liability company which operating as a hedge fund engaged in the business of late trading and timing mutual funds. Beginning before 2000, Canary began to time certain small cap technology funds (subject to "liquidity arbitrage") on a day when the market was up, and sold its shares as soon as the market began to decline. Canary was able to time these funds over and over again - systematically transferring wealth out of the funds - because of an illicit agreement with a senior executive of the fund family who allowed unlimited timing privileges in exchange for assets that Canary parked in a private equity fund investment.

48. Canary continued to devote considerable energy to finding other such negotiated timing opportunities in 2000, 2001, 2002 and 2003. Indeed, beginning in late 2000, Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and sometimes through intermediaries) timing agreements with approximately thirty mutual fund families, many of which involved "sticky assets" - i.e., money parked in another investment vehicle - of one kind or another.[1]

---

[1] As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was

49. In 2000, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers who pursue this strategy trade through brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account.

50. While Canary targeted a number of funds for timing under the radar, that scheme was never lasting or dependable. Such timing trades were subject to discovery and the timer being shut down if the mutual fund company noticed the unusual activity. It was much better business for Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

51. Canary achieved spectacular - albeit unlawful - success by timing and late trading in mutual funds.

52. In 1998, Canary achieved profits of 18 percent profit, and in 1999 its profits soared to 110 percent.

53. In the year 2000, Canary achieved a net return of 49.5 percent while the S&P 500 declined by 9 percent and the NASDAQ declined by 39 percent. By early 2001, Canary had $184 million in assets.

permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

54. In 2001, Canary earned a net return of 28.5 percent, while the S&P 500 and the NASDAQ declined by 13 percent and 21 percent, respectively. By the end of 2001, Canary's assets had swelled to nearly $400 million.

55. In 2002, Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively. Canary's assets soared to $730 million.

56. After achieving disappointing profits of just of 1.5 percent in the first five months of 2003, as U.S. equity markets were rising, Canary returned all funds contributed by outside investors. A letter accompanying the checks to investors stated: "We hope that you considered the ride to be a good one."

57. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as Alliance, have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

58. Fund managers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. Mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

59. Canary found many mutual fund managers willing to allow it to time its trades in exchange for large investments in the funds. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families, including defendant Alliance, allowing it to time many different mutual funds. Typically, Canary would agree with the fund manager on which funds would be timed – often international and equity funds offering time zone or liquidity arbitrage – and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By keeping the money – often many million dollars – in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

60. On September 3, 2003, New York Attorney General Elliot Spitzer (the "Attorney General") filed a complaint charging fraud, among other things, in connection with the unlawful practices alleged herein. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged:

> Bank of America ...(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Fund Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in the

Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

61. On September 30, 2003, before the markets opened, Alliance Capital announced the following:

> As has been publicly reported, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC"), are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares.
>
> Alliance Capital Management L.P. ("Alliance Capital"), investment adviser to the Alliance family of mutual funds, announced today that it has been contacted by these regulators in connection with this mutual fund investigation, and has been providing full cooperation.
>
> Alliance Capital also announced that, based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

62. On October 1, 2002, The Wall Street Journal reported that a portfolio manager for AllianceBernstein (Gerald Malone) and an executive selling Alliance Capital Hedge Fund products (Charles Schaffran) were suspended because an internal inquiry found that "certain investors were allowed to make rapid trades in a mutual fund managed by [defendant] Malone in exchange for making larger investments in Alliance [Capital] hedge funds also run by [defendant] Malone.

63. Additionally, The Wall Street Journal reported, with respect to Canary, that "[defendant] Stern's firm [Canary] appears to have arrangements allowing short-term trading with Alliance Funds[.]" As an example, The Wall Street Journal article stated that "on the evening of January 13, [defendant] Stern placed late trades through Bank of America's trading system to sell

4,178,074 shares of Alliance Growth and Income Fund, which at that time would have amounted to an approximately $11 *million transaction.*"

64. AllianceBernstein funds were not only timed by Canary and other hedge fund investors, but also Alliance Capital's own ACM Hedge Funds. The prospectuses for the Alliance-managed funds, while creatiing the impression that Alliance had systems designed to prevent market timing, was silent about these arrangements.

65. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds - like those made by Canary, and ACM Hedge Funds - are easy for managers to spot. And mutual fund managers have tools to fight back against timers. In the case, however, it was even easier for the fund managers to spot one timer's activity because their timer was Alliance Capital acting through the ACM Hedge Funds.

66. Thus, by keeping money - often many million dollars - in the same family of mutual funds (while moving the money from fund to fund), Canary and ACM Hedge Funds assured Alliance that it would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

67. Moreover, by allowing Alliance Capital's own ACM Hedge Funds to time the mutual funds, Alliance Capital was able further to increase the fees the mutual fund managers management fees, the ACM Hedge Funds' returns and the ACM Hedge Funds manager's fees.

Additionally, Canary, the ACM Hedge Funds and others were allowed to time the AllianceBernstein funds in exchange for making investments in the ACM Hedge Funds.

68. The AllianceBernstein funds' prospectus gave investors no warning that their funds would be used for timing, but rather created the misleading impression that Alliance Capital identified and barred timers from its funds. The prospectus goes on to reserve the right to shut market timers down:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchasers and sales made in response to short-term considerations.

69. Contrary to the express language contained in the AllianceBernstein funds' prospectus, Alliance Capital allowed certain investors to make "frequent purchases and sales" in response to short-term considerations.

70. Evidence of market timing in the AllianceBernstein funds shows that significant market-timing activity was occurring. For example, one consequence of market timing is increased turnover of portfolio holdings, as the manager buys or sell stocks to handle the rapid-in-and-out of cash flow from timers.

71. An example of defendants' fraudulent scheme is clearly shown if one looks at the AllianceBernstein Tech fund statistics. The AllianceBernstein Tech fund showed a sizable uptick in turnover in 2002, when the portfolio's (AllianceBernstein Tech fund) turnover for the years was 117%, according to the United States Securities and Exchange Commission ("SEC") filings. In the preceding five years, the portfolio's (AllianceBernstein Tech fund) turnover never topped 67%

and was as low as 46% in 2000. In the six months ending May 31, 2003, the fund's turnover was 116%

72. There are also signs of unusual cash flow activity another tip-off of concentrated marketing timing. Data from fund-tracker Lipper Inc. ("Lipper") showed money pouring in and out in patterns that showed that market timing.

73. Lipper estimates monthly net fund flows based on month-end net assets reported by the fund. Lipper then backs out any increase in assets that appear to be a result of market appreciation, based on its information regarding the AllianceBernstein Tech fund's holdings.

74. In the middle of 2001, a pattern developed of cash moving in and out of AllianceBernstein Tech fund's A-share class.

75. For example, in April of that year, $53.7 million flowed into the AllianceBernstein Tech fund A-shares and within a month there was an outflow of $54.2 million. A-shares normally carry an up-front sales charge, but according to the prospectus, there is no initial sales charge on transactions of $1,000,000 or more.

76. In June 2001, $66.8 million came in, and in July $71.2 million flowed out. In January 2002, the AllianceBernstein Tech fund A-shares took in $184.5 million, and February saw an outflow of $191.1 million.

77. In February of 2003, those shares took in $157 million, and the March outflow as $146.4. April inflows were $63.3 million, and the May produced an outflow of $62.2 million.

78. Meanwhile, the other three share classes for the fund showed almost exclusively outflows since late 2000.

79. In light of the economic conditions at the time, such activity was not typical and clearly demonstrates that the defendants allowed certain investors to make rapid trades or market time the fund in exchange for making large investments in the ACM Hedge Funds.

80. Since the September 30, 2003 announcement, Alliance has requested the resignations of two more senior executives, John Carifa, the Chief Operating Officer of Alliance and Michael Laughlin, the Head of the Firm's Mutual Fund Distribution. Additionally, New York Attorney General Eliot Spitzer has indicated that he plans to file civil and criminal charges against Alliance. Further, on November 17, 2003, Alliance disclosed in its latest Form 10-Q filing that it has taken a charge of $190 million to account for expected losses relating to its involving in these improper and abusive mutual fund trading practices, and warned that additionalcharges may be required, and that it is at risk of suspension or revocation of its federal regulatory registration to act as an investment adviser.

COUNT I

Derivative Claim Against The Fiduciary Defendants for Breach of Fiduciary Duty

81. Plaintiff realleges and incorporates by reference each and every allegation contained above.

82. The Fiduciary Defendants are fiduciaries of the Company and of all of its public unitholders and owe to them the duty to conduct the business of the Company loyally, in good faith, carefully, diligently and prudently. This cause of action is asserted based upon the Fiduciary Defendants' acts in violation of applicable state law and common law, which constitute breaches of fiduciary duties.

83. The Fiduciary Defendants breached their fiduciary duties, including the duties of good faith and of care to Alliance and its unitholders, by not only failing to act as an ordinarily prudent person would have acted in a like position but also by acting with gross recklessness and in conscious disregard of their responsibilities to act on the interests of Alliance.

84. As a result of the Fiduciary Defendants' wrongful conduct and actions, Alliance has suffered and will continue to suffer considerable damage.

85. The Fiduciary Defendants, singly and in concert, engaged in the aforesaid conduct in the intentional breach and/or reckless disregard of their fiduciary duties to the Company and conspired to, and did abuse the control vested in them.

86. By reason of the foregoing, the Fiduciary Defendants have breached their fiduciary duties to Alliance and its shareholders.

87. Alliance and its stockholders have been injured by reason of the Fiduciary Defendants' intentional and/or reckless disregard of their fiduciary duties to Alliance.

DAMAGES SUSTAINED BY ALLIANCE

88. The Fiduciary Defendants' breach of fiduciary duties has caused Alliance to incur millions of dollars in damages and has had, and will continue to have, devastating effects on the Company, as detailed above.

COUNT II

(For Contribution Under Rule 10b-5 Against Alliance Capital Management L. P., Alliance Capital Management Corporation, AXA Financial, Inc., AXA SA, Gerald Malone, Charles Scaffran, Michael Laughlin, John Carifa, Edward J. Stern, Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, LTD, and John Does 1-100)

89. Plaintiff incorporates by reference and realleges each and every allegation stated in paragraphs 1 through 88 above as if fully set forth herein.

90. As a result of the conduct and events alleged above, Alliance has been named as a defendant in numerous securities class action lawsuits brought on behalf of AllianceBernstein mutual fund investors in which it allegedly is a joint tortfeasor in claims brought under Section 10(b) of the Securities and Exchange Act and Rule 10b-5 promulgated thereunder.

91. Federal law provides Alliance with a cause of action for contribution against other alleged joint tortfeasors under Rule 10b-5. In particular, under the Supreme Court's decision in Musick, Peeler & Garrett v. Employers Insurance of Wausau, 508 U. S. 286, Alliance has a federal law right of contribution against joint tortfeasors under Rule 10b-5; further, Section 21D(f) of the Securities and Exchange Act sets forth specific provisions entitling Alliance to contribution against all joint tortfeasors under Rule 10b-5, regardless of whether they have been named as defendants in the currently pending class actions, and sets forth specific rules regarding the determination of claims for such contribution.

92 Accordingly, plaintiff, on behalf of Alliance, hereby claims contribution against Alliance Capital Management L. P., Alliance Capital Management Corporation, Equitable, AXA Financial, Inc., AXA SA, Gerald Malone, Charles Schaffran, Michael Laughlin, John

Carifa, Edward J. Stern, Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, LTD, and John Does 1-100, each of whom has either been named in one or more of the currently pending securities class actions as a joint tortfeasor with Alliance under Rule 10b-5, or if joined in such actions, would be liable for the same damages as Alliance.

93. With respect to each of the defendants named in the preceding paragraphs, plaintiff incorporates by reference claims under Rule 10b-5 against such defendants, and the factual allegations supporting such claims, set forth in each of the currently pending securities class actions.

WHEREFORE, plaintiff demands relief on behalf of Alliance as follows:

A. Judgments against each of the Fiduciary Defendants for restitution and/or damages in favor of plaintiffs, on behalf of Alliance and its public unitholders, and awarding punitive and exemplary damages as appropriate, plus pre-judgment interest;

B. Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, so as to assure that plaintiff and Alliance have an effective remedy;

C. Contribution from the Defendants named in Count II;

D. An award to plaintiff of the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees; and

E. An award to plaintiff of such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a jury trial on all such issues which are triable before a jury.

Dated: November 19, 2003

SQUITIERI & FEARON, LLP

By: ____________________
Olimpio Lee Squitieri (OLS-1684)
One Gateway Center
Suite 2500
Newark, New Jersey 07102
Telephone: 201-445-8595

LAW OFFICES OF BERNARD M. GROSS, P.C.
DEBORAH R. GROSS
ROBERT P. FRUTKIN
1515 Locust Street, 2nd Floor
Philadelphia, PA 19102
Telephone: 215-561-3600
Facsimile: 215-561-3000

LAW OFFICES OF JAMES M. ORMAN
JAMES M. ORMAN
1845 Walnut Street, Suite 14th floor
Philadelphia, PA 19103
Telephone: 215-523-7800

MORRIS AND MORRIS LLC
COUNSELORS AT LAW
KAREN MORRIS
1105 N. Market Street, Suite 803
Wilmington, DE 19801
Telephone: 302-426-0400
Facsimile: 302-426-0406

Attorneys for Plaintiff

VERIFICATION

CAMILLE LOGUE does hereby verify that the facts set forth in the foregoing Derivative Complaint are true and correct to the best of her knowledge, information and belief.

This statement is made subject to the penalties of perjury under the laws of the United States of America.

Date:

Camille Logue
CAMILLE LOGUE